UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-40158
FORM 12b-5 NOTIFICATION OF LATE FILING	CUSIP NUMBER 048453 104 048453 112 048453 203

(Check One):  ☐ Form 10-K ☐ Form 20-F  ☐  Form 11-K   ☒ Form 10-Q  ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:__________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Atlantic Coastal Acquisition Corp.

Full Name of Registrant

N/A

Former Name if Applicable

1 Woodbury Mews, Dun Laoghaire

Address of Principal Executive Office (Street and Number)

Dublin, Ireland, A96 ED72

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Atlantic Coastal Acquisition Corp. (the “Company”) was unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Subject Report”), within the prescribed time period because, for the reasons set forth below, it requires additional time to finalize its financial statements to be included in such Quarterly Report on Form 10-Q.

On October 3, 2023, the former management team of the Company resigned and was replaced by a new management team in connection with the transfer of 55% of the membership interests in Atlantic Coastal Acquisition Management LLC, the sponsor of the Company, as disclosed in the Company’s Current Report on Form 8-K filed on October 5, 2023. The former management team and its counsel did not provide the financial records and other information required to prepare the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023 (the “June 30 Form 10-Q”) until late October 2023. As a result of this delay, the new management team was unable to prepare and deliver the June 30 Form 10-Q to its independent registered public accounting firm for review until recently. The new management team will file the June 30, 2023 Form 10-Q as soon as its independent registered public accounting firm completes its review.

The new management team is in the process of preparing a draft of the Subject Report for review by the Company’s independent registered public accounting firm. We expect to submit a draft of the Subject Report to the Company’s registered independent public accounting firm by November 17, 2023 and file the Subject Report upon completion of that review.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Khash-Erdene Gantumur	976	+99103936
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes  ☒ No

The Company has not yet filed its Form 10-Q for the quarter ended June 30, 2023 for the reasons disclosed above.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Atlantic Coastal Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	By:	/s/ Khash-Erdene Gantumur
Name: Khash-Erdene Gantumur
Title: Chief Financial Officer

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